United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

REASON FOR AMENDMENT

Refiled to correct typping mistake in note 11 — Inventory.

Interim Financial Statements

March 31, 2013

IFRS

Filed with the CVM, SEC and HKEx on

April 24, 2013

Vale S.A.

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Stockholders
Vale S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (the “Company”) and its subsidiaries as of March 31, 2013, and the related condensed consolidated statements of income, of comprehensive income, of cash flows and of stockholders’ equity for the three-month periods ended March 31, 2013 and March 31, 2012. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 4 to the accompanying condensed consolidated interim financial information, the Company changed its method of accounting to reflect the revised employee benefits standard effective January 1, 2013 and, retrospectively, adjusted the financial statements as of December 31, 2012 and for the year then ended.

Rio de Janeiro, April 24, 2013

PricewaterhouseCoopers	Ivan Michael Clark
Auditores Independentes	Contador CRC 1MG061100/O-3 “S” RJ
CRC 2SP000160/O-5 “F” RJ

PricewaterhouseCoopers, Av. José Silva de Azevedo Neto 200, 1º e 2º, Torre Evolution IV, Barra da Tijuca, Rio de Janeiro, RJ, Brasil 22775-056
T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

PricewaterhouseCoopers, Rua da Candelária 65, 20º, Rio de Janeiro, RJ, Brasil 20091-020, Caixa Postal 949,
T: (21) 3232-6112, F: (21) 2516-6319, www.pwc.com/br

Condensed Consolidated Balance Sheet

In million of United States Dollars

		(unaudited)
	Notes	March 31, 2013	December 31, 2012	January 1st, 2012
			(i)	(i)
Assets
Current assets
Cash and cash equivalents	8	6,042	5,832	3,531
Short-term investments	9	567	246	—
Unrealized gains on derivative instruments	25	256	281	595
Accounts receivable	10	6,143	6,795	8,505
Related parties	31	372	384	82
Inventories	11	5,392	5,052	5,251
Recoverable taxes	13	2,309	2,260	2,230
Advances to suppliers		350	256	393
Others		988	963	946
		22,419	22,069	21,533

Non-current Assets held for sale	12	457	457	—
		22,876	22,526	21,533
Non-current assets

Related parties	31	406	408	509
Loans and financing agreements to receive		257	246	210
Prepaid expenses		137	—	—
Judicial deposits	18	1,591	1,515	1,464
Deferred income tax and social contribution	20	4,250	4,058	1,900
Recoverable taxes	13	650	658	587
Unrealized gains on derivative instruments	25	118	45	60
Deposit on incentive/ reinvestment		217	160	229
Others		322	489	538
		7,948	7,579	5,497

Investments	14	6,402	6,384	8,013
Intangible assets	15	9,308	9,211	9,521
Property, plant and equipment, net	16	86,620	84,882	82,342
		110,278	108,056	105,373
Total assets		133,154	130,582	126,906

(i) Period adjusted according to note 4.

Condensed Consolidated Balance Sheet

In millions of United States Dollars

(continued)

		(unaudited)
	Notes	March 31, 2013	December 31, 2012	January 1, 2012
			(i)	(i)
Liabilities
Current liabilities
Suppliers and contractors		4,095	4,529	4,814
Payroll and related charges		851	1,481	1,307
Unrealized losses on derivative instruments	25	387	347	73
Current portion of long-term debt	17	3,250	3,471	1,495
Short-term debt		—	—	22
Loans from related parties	31	194	207	24
Taxes payable and royalties		272	324	524
Provision for income taxes		763	641	507
Employee post retirement benefits obligations	21	203	205	169
Asset retirement obligations	19	45	70	73
Dividends and interest on capital		—	—	1,181
Others		1,156	1,127	904
		11,216	12,402	11,093

Liabilities directly associated with assets held for sale	12	177	180	—
		11,393	12,582	11,093
Non-current liabilities
Unrealized losses on derivative instruments	25	738	783	663
Long-term debt	17	26,689	26,799	21,538
Related parties	31	57	72	91
Employee post retirement benefits obligations	21	3,189	3,244	2,428
Provisions for contingencies	18	1,785	2,065	1,686
Deferred income tax and social contribution	20	3,504	3,386	5,447
Asset retirement obligations	19	2,624	2,678	1,849
Stockholders’ Debentures		1,840	1,653	1,336
Redeemable noncontrolling interest		489	487	505
Goldstream transaction	28	1,415	—	—
Others		1,895	1,907	2,398
		44,225	43,074	37,941
Total liabilities		55,618	55,656	49,034

Stockholders’ equity	24
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2012 - 2,108,579,618) issued		22,907	22,907	22,907
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2012 - 3,256,724,482) issued		37,671	37,671	37,671
Mandatorily convertible votes - common shares		—	—	191
Mandatorily convertible votes - preferred shares		—	—	422
Treasury stock - 140,857,692 (2012 - 1140,857,692) preferred and 71,071,482 (2012 - 71,071,482) common shares		(4,477)	(4,477)	(5,662)
Results from operations with noncontrolling stockholders		(400)	(400)	7
Results in the translation/issuance of shares		(152)	(152)	—
Unrealized fair value gain (losses)		(2,098)	(1,859)	(523)
Cumulative translation adjustments		(19,496)	(18,816)	(20,665)
Retained earnings		42,047	38,464	41,809
Total company stockholders’ equity		76,002	73,338	76,157
Noncontrolling interests		1,534	1,588	1,715
Total stockholders’ equity		77,536	74,926	77,872
Total liabilities and stockholders’ equity		133,154	130,582	126,906

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Income

In millions of United States Dollars, except as otherwise stated

		Three-month period ended (unaudited)
	Notes	March 31, 2013	March 31, 2012 (i)
Net operating revenue		10,935	11,552
Cost of goods sold and services rendered	27	(5,720)	(6,145)
Gross profit		5,215	5,407

Operating (expenses) income
Selling and administrative expenses	27	(374)	(529)
Research and development expenses	27	(176)	(299)
Other operating expenses, net	27	(134)	(367)
Pre operating and idle capacity		(375)	(319)
		(1,059)	(1,514)
Operating income		4,156	3,893

Financial income	28	629	877
Financial expenses	28	(974)	(747)
Equity results from associates	13	172	246
Income before income tax and social contribution		3,983	4,269
Income tax and social contribution

Current tax	20	(1,100)	(813)
Deferred tax	20	169	279
		(931)	(534)

Net income of the period		3,052	3,735

Loss attributable to non-controlling interests		(57)	(58)
Net income attributable to the Company’s stockholders		3,109	3,793

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:
Preferred and common share		0.60	0.74

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Condensed Consolidated Statement of Other Comprehensive Income

In millions of United States Dollars

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
		(i)
Net income	3,052	3,735
Other comprehensive income
Cumulative translation adjustments	(251)	865

Unrealized gain (loss) on available-for-sale investments
Gross balance as of the period end	(205)	—
	(205)	—
Retirement benefit obligations
Gross balance as of the period end	25	120
Tax (expense) benefit	—	(35)
	25	85
Cash flow hedge
Gross balance as of the period end	(45)	24
Effect of tax	5	(15)
	(40)	9
Total comprehensive income of the year	2,581	4,694

Comprehensive income attributable to noncontrolling interests	(83)	(53)
Comprehensive income attributable to the Company’s stockholders	2,664	4,747
	2,581	4,694

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Condensed Statement of Changes in Stockholder’s Equity

In millions of United States Dollars

	Three-month period ended (unaudited)
	Capital	Results in the translation of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Gain (loss) from operation with noncontrolling stockholders	Cumulative translation adjustment	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
January 1, 2013	60,578	(152)	—	38,390	(4,477)	(1,859)	(400)	(18,816)	74	73,338	1,588	74,926
Net income of the period	—	—	—	—	—	—	—	—	3,109	3,109	(57)	3,052
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	4	4
Cash flow hedge, net of taxes	—	—	—	—	—	(40)	—	—	—	(40)	—	(40)
Pension plan	—	—	—	—	—	25	—	—	—	25	—	25
Unrealized results on investment available for sale	—	—	—	—	—	(205)	—	—	—	(205)	—	(205)
Translation adjustments for the period	—	—	—	474	—	(19)	—	(680)	—	(225)	(26)	(251)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	25	25
March 31, 2013	60,578	(152)	—	38,864	(4,477)	(2,098)	(400)	(19,496)	3,183	76,002	1,534	77,536

January 1, 2012	60,578	—	613	41,806	(5,662)	(523)	7	(20,665)	3	76,157	1,715	77,872
Net income of the period	—	—	—	—	—	—	—	—	3,793	3,793	(58)	3,735
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	11	11
Remuneration for mandatorily convertible notes	—	—	(20)	—	—	—	—	—	—	(20)	—	(20)
Retirement benefit obligations	—	—	—	—	—	85	—	—	—	85	—	85
Cash flow hedge, net of taxes	—	—	—	—	—	9	—	—	—	9	—	9
Translation adjustments for the period	—	—	—	(3,584)	—	(41)	—	(3,923)	—	(7,548)	5	(7,543)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(4)	(4)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	51	51
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	(10)	—	—	(10)	(62)	(72)
March 31, 2012 (i)	60,578	—	593	38,222	(5,662)	(470)	(3)	(24,588)	3,796	72,466	1,658	74,124

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Consolidated Condensed Statement of Cash Flows

In millions of United States Dollars

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012 (i)
Cash flow from operating activities:
Net income	3,052	3,735
Adjustments to reconcile net income to cash from operations
Results of equity investments and associates	(172)	(246)
Realized gains on assets	(244)	—
Depreciation, amortization and depletion	1,046	1,013
Deferred income tax and social contribution	(169)	(279)
Foreign exchange and indexation gain, net	(77)	(92)
Loss on disposal of property, plant and equipment	78	44
Unrealized derivative gains, net	(9)	(114)
Stockholders’ Debentures	167	—
Others	(51)	17
Decrease (increase) in assets:
Accounts receivable from customers	377	645
Inventories	(338)	(445)
Recoverable taxes	12	355
Others	184	(21)
Increase (decrease) in liabilities:
Suppliers and contractors	(366)	(391)
Payroll and related charges	(658)	(601)
Taxes and contributions	(25)	(472)
Gold stream transaction	1,319	—
Others	(258)	47
Net cash provided by operating activities	3,868	3,195

Cash flow from investing activities:
Short-term investments	(321)	—
Loans and advances	24	(38)
Guarantees and deposits	(24)	(12)
Additions to investments	(182)	(217)
Additions to property, plant and equipment	(3,547)	(2,961)
Dividends/interest on capital received from Joint controlled entities and associates	—	60
Proceeds from disposal of assets	95	—
Proceeds from Gold stream transaction	581	—
Net cash used in investing activities	(3,374)	(3,168)

Cash flow from financing activities:
Short-term debt
Additions	—	507
Repayments	(14)	(43)
Long-term debt
Additions	129	1,014
Repayments	—	(63)
Repayments:
Financial institutions	(410)	—
Transactions with noncontrolling stockholders	—	(76)
Net cash provided by (used in) financing activities	(295)	1,339

Increase in cash and cash equivalents	199	1,366
Cash and cash equivalents of cash, beginning of the period	5,832	3,531
Effect of exchange rate changes on cash and cash equivalents	11	25
Cash and cash equivalents, end of the period	6,042	4,922
Cash paid during the year for:
Short-term interest	—	(1)
Long-term interest	(434)	(325)
Income tax and social contribution	(824)	(656)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	117	56

(i) Period adjusted according to note 4.

The accompanying notes are an integral part of these Financial Statements.

Notes to Financial Statements

Expressed in millions of United States Dollars, unless otherwise stated

1.                                     Operational Context

Vale S.A. (“Vale” or “Parent Company”) is a publicly-listed company with its headquarters at 26 Avenida Graça Aranha, Downtown, Rio de Janeiro, Brazil with shares traded on the stock exchanges of Sao Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

The Company and its direct and indirect subsidiaries (“Group”, “Company” or “we”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy, logistics and steel.

2.                                     Summary of the Main Accounting Practices and Accounting Estimates

a)                                    Basis of preparation

The consolidated interim financial statements of the Company have been prepared in accordance with the standard IAS 34 - Interim Financial Reporting issued by the International Financial Reporting Standards (“IFRS”).

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect the fair value of available for sale financial assets, and financial assets and liabilities (including derivative instruments) measured at fair value through the profit or loss.

The financial information of balances and transactions relating to the three-month periods ended March 31, 2013 and March 31, 2012 is unaudited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented in the financial statements as of December 31, 2012, except as otherwise disclosed. The interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the complete financial statements for the year ended December 31, 2012.

The Company has evaluated subsequent events through April 22, 2013, which is the date of approval by the executive board, the interim financial statements.

b)                                    Functional currency and presentation currency

Transactions in foreign currencies are translated into the functional currency of the Company, the Brazilian Reais (“R$” or “BRL”), using the rate of exchange prevailing on the date of the transaction or the measurements (or, if not available, the rate of exchange of the first business day following available). Gains and losses resulting from the settlement of such transactions and from the translation at the exchange rate of the end of the period of monetary assets and liabilities in foreign currencies are recognized in the income statement as financial income or expense.

For presentation purposes, these interim financial statements are presented in US Dollars (“USD” or “US$”) by understand that this is the currency that international investors use to analyze our financial statements in order to take their decisions.

The exchange rates of major currencies that impact our operations against the functional currency were:

	Exchange rates used for conversions in Brazilian Reais
	March 31, 2013	December 31, 2012
US dollar - US$	2.0186	2.0435
Canadian dollar - CAD	1.9819	2.0546
Australian dollar - AUD	2.0996	2.1197
Euro - EUR or €	2.5953	2.6954

Translation differences on non-monetary financial assets and liabilities are recognized in income as part of fair value gain or loss. The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in Comprehensive Income.

3.                                     Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2012.

4.                                     Changes in accounting policies

From January 1, 2013, the Company adopted the revised pronouncement IAS 19 - Employee benefits which eliminates the method of “corridor”; rationalize the changes between the assets and liabilities of plans, recognizing in the income statement in the financial cost and the expected return on plan assets and the remeasurement comprehensive income of gains and losses, and return on assets (excluding the amount of interest on return of assets recognized in income), and changes the effect of the ceiling of the plan.

	December 31, 2012
Balance Sheet	Original balance without IAS 19 revised changes	Effect of changes	Balance with IAS 19 revised changes
		(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	5,832	—	5,832
Others	16,694	—	16,694
	22,526	—	22,526

Non-current
Deferred income tax and social contribution	3,981	77	4,058
Others	104,113	(115)	103,998
	108,094	(38)	108,056
Total assets	130,620	(38)	130,582

Liabilities
Current
Employee post retirement benefits obligations	205	—	205
Liabilities directly associated with assets held for sale	160	20	180
Others	12,197	—	12,197
	12,562	20	12,582
Non-current
Employee post retirement benefits obligations	1,660	1,584	3,244
Deferred income tax and social contribution	3,795	(409)	3,386
Others	36,444	—	36,444
	41,899	1,175	43,074
Stockholders’ equity
Capital stock	60,578	—	60,578
Unrealized fair value gain (losses)	(552)	(1,307)	(1,859)
Cumulative translation adjustments	(18,816)	—	(18,816)
Retained earnings	38,390	74	38,464
Unappropriated retained earnings	73,338	—	73,338
Noncontrolling interests	74,926	—	74,926
Other	(151,705)	—	(151,705)
Total of Stockholders’ equity	76,159	(1,233)	74,926
Total Liabilities and Stockholders’ equity	130,620	(38)	130,582

	January 1st, 2012
Balance Sheet	Original balance without IAS 19 revised changes	Effect of changes	Balance with IAS 19 revised changes
		(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	3,531	—	3,531
Others	18,002	—	18,002
	21,533	—	21,533

Non-current
Deferred income tax and social contribution	1,894	6	1,900
Others	103,473	—	103,473
	105,367	6	105,373
Total assets	126,900	6	126,906

Liabilities
Current
Employee post retirement benefits obligations	169	—	169
Others	10,924	—	10,924
	11,093	—	11,093
Non-current
Employee post retirement benefits obligations	1,550	878	2,428
Deferred income tax and social contribution	5,681	(234)	5,447
Others	30,066	—	30,066
	37,297	644	37,941
Stockholders’ equity
Capital stock	60,578	—	60,578
Unrealized fair value gain (losses)	118	(641)	(523)
Cumulative translation adjustments	(20,665)	—	(20,665)
Retained earnings	41,806	3	41,809
Unappropriated retained earnings	76,157	—	76,157
Noncontrolling interests	77,872	—	77,872
Other	(157,356)	—	(157,356)
Total of Stockholders’ equity	78,510	(638)	77,872
Total Liabilities and Stockholders’ equity	126,900	6	126,906

	Three-month period ended (unaudited)
	March 31, 2012
Statement of income	Original balance without IAS 19 revised changes	Effect of changes	Balance with IAS 19 revised changes

Net revenue	11,552	—	11,552
Cost	(6,146)	1	(6,145)
Gross operating profit	5,406	1	5,407

Operational expenses	(1,514)	—	(1,514)
Financial expenses	139	(9)	130
Equity results	246	—	246
Earnings before taxes	4,277	(8)	4,269

Current and deferred Income tax and social contribution, net	(537)	3	(534)
Net income of the year	3,740	(5)	3,735

Loss attributable to noncontrolling interests	(58)	—	(58)
Net income attributable to stockholders	3,798	(5)	3,793

	Three-month period ended (unaudited)
	March 31, 2012
Comprehensive income	Original balance without IAS 19 revised changes	Effect of changes	Balance with IAS 19 revised changes

Net income	3,740	5	3,735
Cumulative translation adjustment	853	(12)	865
	4,593	(7)	4,600
Retirement benefit obligations	—	(85)	85
Cash flow hedge	9	—	9
Total comprehensive income of the year	4,602	(92)	4,694
Comprehensive income attributable to the Company’s stockholders	4,602	(92)	4,694

5.                                     Accounting Pronouncements

No statement or interpretation was issued by IFRS in the period.

6.                                     Risk Management

During the period, no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2012.

7.                                     Acquisitions and Divestitures

During 2012, Vale concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited (“Aquila”) in the amount of AUD150 million (US$156). After the approval of the local government, Vale has paid the total amount of US$338 for 100% of Belvedere.

8.                                     Cash and Cash Equivalents

	March 31, 2013	December 31, 2012
	(unaudited)
Cash and bank accounts	1,788	1,194
Short-term investments	4,254	4,638
	6,042	5,832

9.                                     Short-term investment

	March 31, 2013	December 31, 2012
	(unaudited)
Short-term investments	567	246

10.                              Accounts Receivables

	March 31, 2013	December 31, 2012
	(unaudited)
Denominated in reais “brazilian Reais”	913	849
Denominated in other currencies, mainly US$	5,342	6,060
	6,255	6,909

Allowance for doubtful accounts	(112)	(114)
	6,143	6,795

Accounts receivables related to the steel industry market represent 82.36% and 71.26% of receivables on March 31, 2013 and December 31, 2012, respectively.

As of and for the three months period ended March 31, 2013, no individual customer represents over 10% of receivables or revenues.

The loss estimates for credit losses recorded in income as at March 31, 2013 and March 31, 2012 totaled US$2 and US$0, respectively. Write offs as at March 31, 2013 and December 31, 2012, totaled US$5 and US$16, respectively.

11.                              Inventory

	March 31, 2013	December 31, 2012
	(unaudited)
Inventories of products
Bulk Material
Iron ore	1,094	860
Pellets	127	94
Manganese and ferroalloys	95	88
Coal	262	248
	1,578	1,290
Base Metals
Nickel and other products	1,731	1,895
Copper	79	29
	1,810	1,924
Fertilizers
Potash	20	20
Phosphates	397	332
Nitrogen	34	20
	451	372

Others	24	11
	3,863	3,597

Finished products	2,432	2,244
Products in process	1,431	1,353
Inventory of products	3,863	3,597
Maintenance supplies	1,529	1,455
Total of Inventories	5,392	5,052

On March 31, 2013 inventory balances include a provision for adjustment to market value of manganese, copper and coal in the amount of US$ 3, US$ 0 and US$ 120, (on December 31, 2012 was US$ 3, US$ 3 and US$ 0), respectively.

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Inventories of product
Balance at beginning of period	3,597	3,975
Addition	4,551	4,856
Transfer on maintenance supplies	959	1,017
Sale	(5,117)	(5,648)
Write-off by inventory adjustment	(124)	—
Cumulative translation adjustments	(3)	45
Balance at end of period	3,863	4,245

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Change in the inventory of spare parts and maintenance supplies
Balance at beginning of period	1,455	1,276
Addition	1,035	1,004
Transfer to use	(959)	(1,017)
Cumulative translation adjustments	(2)	25
Balance at end of period	1,529	1,288

12.                              Non-current assets and liabilities held for sale

In December 2012, we have signed with Petróleo Brasileiro S.A. (Petrobras) an agreement to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, for US$234. The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate (CDI), in amounts equivalent to the royalties due by Vale related to the leasing of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

The completion of the transaction is subject to precedent conditions, including the approval by the Brazilian Administrative Council for Economic Defense agency (“Conselho Administrativo de Defesa Econômica” or “CADE”).

The net assets held for sale are:

	March 31, 2013	December 31, 2012
	(unaudited)
Assets held for sale
Accounts receivable	13	14
Recoverable taxes	14	20
Inventories	22	20
Property, plant and equipment	378	389
Other	30	14
Total	457	457

Liabilities related to assets held for sale
Suppliers	12	12
Deferred income tax	107	110
Others	58	58
Total	177	180

13.                              Recoverable Taxes

	March 31, 2013	December 31, 2012
	(unaudited)
Income tax	1,213	1,160
Value-added tax	1,104	1,023
Brazilian Federal Contributions (PIS - COFINS)	584	670
Others	58	65
Total	2,959	2,918

Current	2,309	2,260
Non-current	650	658
Total	2,959	2,918

14.                              Investments

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Balance at beginning of period	6,384	8,013
Additions	182	214
Disposals	(21)	—
Cumulative translation adjustment	(87)	177
Equity	172	246
Valuation Adjustment	(201)	15
Dividends declared	(27)	(51)
Balance at end of period	6,402	8,614

Investments (Continued)

					Investments			Equity results
					As of			Three-month period ended (unaudited)
	Location	Principal activity	% ownership	% voting capital	March 31, 2013	December 31, 2012	January 1, 2012	March 31, 2013	March 31, 2012
					(unaudited)	(i)	(i)
Subsidiaries and affiliated companies
Direct and indirect affiliates
Baovale Mineração S.A. - BAOVALE	Brazil	Iron and pellets	50.00	50.00	31	28	35	3	—
California Steel Industries, INC	USA	Steel	50.00	50.00	174	167	161	6	6
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (d)	Brazil	Pellets	51.00	51.11	182	178	199	2	6
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (d)	Brazil	Pellets	50.89	51.00	94	104	115	(4)	2
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (d)	Brazil	Pellets	50.00	50.00	109	107	112	1	7
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (d)	Brazil	Pellets	50.90	51.00	63	64	80	—	6
CSP- Companhia Siderúrgica do PECEM	Brazil	Steel	50.00	50.00	653	499	267	(1)	(1)
Henan Longyu Energy Resources CO., LTD.	China	Coal	25.00	25.00	360	341	282	9	18
Korea Nickel Corp	Korea	Nickel	25.00	25.00	22	24	4	(1)	—
LOG-IN - Logística Intermodal S/A (a)	Brazil	Logistics	31.33	31.33	99	94	114	4	(10)
Minas da Serra Geral S.A. - MSG	Brazil	Iron and pellets	50.00	50.00	27	26	29	1	3
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Bauxite	40.00	40.00	121	136	133	2	7
MRS Logística S.A.	Brazil	Logistics	47.59	46.75	606	586	551	13	40
Norsk Hydro ASA (b)	Norway	Aluminum	—	—	1,937	2,237	3,227	—	28
Norte Energia S.A.	Brazil	Energy	9.00	9.00	148	120	75	—	—
Samarco Mineração S.A. (e)	Brazil	Iron	50.00	50.00	797	630	399	161	212
Shandong Yankuang International Company Ltd	China	Coal	25.00	25.00	(64)	(60)	(43)	(4)	(4)
Teal Minerals Incorporated	Zambia	Copper	50.00	50.00	249	252	234	(3)	(1)
Tecnored Desenvolvimento Tecnologico S.A. (c)	Brazil	Iron	49.21	49.21	43	38	48	(2)	(2)
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Steel	26.87	26.87	499	534	1,607	(7)	(39)
Zhuhai YPM Pellet Co	China	Pellets	25.00	25.00	24	23	23	—	—
Others					228	256	361	(8)	(32)
					6,402	6,384	8,013	172	246

(i) Period adjusted according to note 4.

(a) Market value on March 31, 2013 was US$134 and on December 31, 2012 was US$98. Investment recorded at equity;

(b) Investment recorded at market value;

(c) Investment balance includes the values of advances for future capital increase;

(d) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders.

(e) Main data of Samarco: Operational Result US$374, Financial Result US$18, Depreciation (US$25), Income tax (US$73) and Profit or loss US$316.

The lock-up period for trading Hydro shares ended in February 28, 2013. From that date on the shares of Hydro could be traded in the market and therefore we start classifying this investment as a financial asset available for sale as of March  31, 2013.

In the period of three-months ended March 31, 2013 and March 31, 2012 we receipt US$0 and US$60 as dividend.

15.                               Intangible Assets

	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime
Goodwill	4,600	—	4,600	4,603	—	4,603

Finite useful lifetime
Concession and subconcession	5,595	(1,708)	3,887	5,375	(1,618)	3,757
Right of use	355	(61)	294	358	(56)	302
Others	1,247	(720)	527	1,225	(676)	549
	7,197	(2,489)	4,708	6,958	(2,350)	4,608
Total	11,797	(2,489)	9,308	11,561	(2,350)	9,211

The useful life of the concessions and sub-concessions did not change during the quarter.

The rights of use refers basically to the usufruct contract entered into with non-controlling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right of use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

The table below shows the movement of intangible assets during the period:

	Three-month period ended (unaudited)
	March 31, 2013					March 31, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	4,603	3,757	302	549	9,211	9,521
Addition	—	161	—	8	169	215
Write off	—	(2)	—	—	(2)	—
Amortization	—	(73)	(5)	(37)	(115)	(97)
Translation adjustment	(3)	44	(3)	7	45	168
Balance at end of period	4,600	3,887	294	527	9,308	9,807

16.                               Property, plant and equipment

	March 31, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	866	—	866	676	—	676
Buildings	8,135	(1,751)	6,384	7,710	(1,617)	6,093
Facilities	16,551	(4,797)	11,754	16,320	(4,564)	11,756
Equipment	1,001	(632)	369	985	(609)	376
Mineral assets	22,396	(4,955)	17,441	23,705	(4,838)	18,867
Others	27,435	(8,944)	18,491	26,754	(8,576)	18,178
Construction in progress	31,315	—	31,315	28,936	—	28,936
	107,699	(21,079)	86,620	105,086	(20,204)	84,882

In March 2013, the Company suspended the implementation of the Rio Colorado project in Argentina, because the current underlying project parameters are not sufficiently favorable to assure the project meets the Company´s capital allocation and value creation targets. The Company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development. Based on an analysis of current expected returns and projected investments, the Company has concluded that no impairment provision is required at this time. This matter continues to be closely monitored by management.

The net property, plant and equipment given in guarantees for judicial claims in March 31, 2013 and December 31, 2012 correspond to US$99 and US$96, respectively.

17 -                           Loans and Financing

a)                                    Long term debts

	Current Liabilities		Non-current liabilities
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	388	604	3,328	3,380
Others currencies	18	14	253	261
Notes indexed in United Stated dollars (fixed rates)	124	124	13,457	13,457
Euro	—	—	1,929	1,979
Accrued charges	216	324	—	—
	746	1,066	18,967	19,077
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	202	175	6,086	6,066
Basket of currencies	2	2	10	10
Loans in United States dollars	164	170	1,232	1,267
Non-convertible debentures into shares	1,982	1,957	394	379
Accrued charges	154	101	—	—
	2,504	2,405	7,722	7,722
	3,250	3,471	26,689	26,799

The long-term portion as at March 31, 2013 has maturities as follows:

2014	1,172
2015	1,216
2016	1,946
2017	2,299
2018 onwards	20,056
26,689

As at March 31, 2013, the annual interest rates on the long-term debts were as follows:

Up to 3%	5,134
3,1% to 5% (*)	5,559
5,1% to 7%	12,496
7,1% to 9% (**)	3,888
9,1% to 11% (**)	1,096
Over 11% (**)	1,766
29,939

(*) Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.51% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian Real denominated debt that bears interest at the CDI and Brazilian Government Long-term Interest Rates (“TJLP”), plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$ 8.482 of which US$ 8.136 has an original interest rate above 5.1% per year. The average cost of debts not denominated in U.S. Dollars after derivatives contracting is 2.99% per year.

All the securities issued through our 100%  finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

b)                                     Funding and revolving credit lines

During this period, although new lines were not executed, there were some disbursements in Vale’s existing loans.

Credit lines

					Total amount	Amounts drawn
Financial Institution	Contractual Currency	Date of agreement		Available until	available to be drawn	March 31, 2013	December 31, 2012
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	3,000	—	—
Credit Lines
Nippon Export and investment Insurance (“Nexi”)	US$	May 2008*	(a)	5 years**	2,000	300	300
Japan Bank for International Cooperation (“JBIC”)	US$	May 2008*	(b)	5 years**	3,000	—	—
Banco Nacional de Desenvolvimento Econômico Social (“BNDES”)	R$	April 2008*	(c)	5 years**	3,616	1,774	1,774
Loans
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(d)	13 years	1,229	898	837
Export Development Canada (“EDC”)	US$	October 2010	(e)	10 years	1,000	975	975
Korean Trade Insurance Corporation (“K-Sure”)	US$	August 2011	(f)	12 years	528	409	409
Banco Nacional de Desenvolvimento Econômico Social (“BNDES”)
Vale Fertilizantes	R$	November 2009	(g)	9 years	20	20	20
Programa de Sustentação do Investimento 4,50% (“PSI”)	R$	June 2010	(h)	10 years	383	349	347
Vale Fertilizantes	R$	October 2010	(i)	8 years	122	111	111
PSI 5,50%	R$	March 2011	(j)	10 years	51	51	43
CLN 150	R$	September 2012	(k)	10 years	1,924	1,045	1,045
Vale Fertilizantes	R$	October 2012	(l)	6 years	44	44	44
PSI 2,50%	R$	December 2012	(m)	10 years	90	—	—

* Memorandum of Understanding (“MOU”) signature date

** The availability for application of projects is 5 years.

(a)                                Mining projects, logistics and energy generation. Vale through its subsidiary PT Vale Indonesia Tbk (PTVI) applied and was totally in the amount of US$ 300 million for the financing of the construction of the hydroelectric plant of Karebbe, Indonesia.

(b)                                 Mining projects, logistics and energy generation.

(c)                                  Credit Lines to finance projects.

(d)                                 Acquisition of twelve large ore carriers from Chinese shipyards.

(e)                                  Financing investments in Canada and Canadian exports.

(f)                                   Acquisition of five large ore carriers and two capesize bulkers from two Korean shipyards.  The maturity period is counted from each vessel delivery.

(g)                                  Gypsum storage in Uberaba plant.

(h)                                 Acquisition of domestic equipments.

(i)                                     Expansion of production capacity of phosphoric and sulfuric acids at Uberaba plant (Phase III).

(j)                                    Acquisition of domestic equipments.

(k)                                 Capacitação Logística Norte 150 Project (CLN 150).

(l)                                     Supplemental resources to expand production capacity of phosphoric and sulfuric acids at Uberaba plant (Phase III).

(m)                             Acquisition of wagons by VLI Multimodal.

c)                                      Guarantee

On March 31, 2013, US$1.494 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

d)                                     Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of March 31, 2013.

18 -                          Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits, where required. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Three-month period ended (unaudited)
	March 31, 2013					March 31, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	996	287	748	34	2,065	1,686
Additions	14	7	55	3	79	104
Reversals	(22)	(42)	(50)	—	(114)	(45)
Payments	(223)	(1)	(5)	—	(229)	(13)
Monetary update	(52)	3	10	1	(38)	48
Cumulative translation adjustment	10	3	9	—	22	29
Balance at end of period	723	257	767	38	1,785	1,809

In this quarter, we paid US$224 of CFEM. As at March 31, 2013 and December 31, 2012, the total liability in relation to CFEM presented in the tax litigation on the table above was US$306 and US$519, respectively.

Judicial deposits are as follows:

	March 31, 2013	December 31, 2012
	(unaudited)
Tax litigations	468	435
Civil litigations	181	172
Labor litigations	936	903
Environmental litigations	6	5
Total	1,591	1,515

Company is involved in administrative and judicial litigations where the expectation of loss is considered possible, and accordingly, has recorded no provision. These contingent liabilities are classified as follows:

	March 31, 2013	December 31, 2012
	(unaudited)
Tax litigation	16,963	16,492
Civil litigation	1,061	1,124
Labor litigation	1,873	1,728
Environmental litigation	1,367	1,672
Total	21,264	21,016

The most relevant among tax cases classified as possible loss, refers to the process against Vale for the collection of Income Tax and Social Contribution on equity gain on foreign subsidiaries. The update amount for the process, including interest and penalties, totaled at March31, 2013 and December 31, 2012, US$15,567 and US$15,210, respectively.

19 -                           Asset retirement obligation

The Company uses substantially the same criteria used in the financial statements of December 31, 2012 to measure the obligations concerning the discontinuation of use of fixed assets. Interest rates on long-term used to discount to present value and update the provision was 5.03% p.a. for March 31, 2013 and December 31, 2012.

The change in the provision for asset retirement obligations are as follows:

	Three-month period ended
	March 31, 2013	March 31, 2012
	(unaudited)
Balance at beginning of period	2,748	1,922
Increase expense	50	34
Liquidation in the current exercise	(2)	(4)
Revisions in estimated cash flows	(129)	35
Cumulative translation adjustments	2	22
Balance at end of period	2,669	2,009

Current	45	69
Non-current	2,624	1,940
	2,669	2,009

20 -                           Deferred Income Tax and Social Contribution

We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled approximately in three-month period ended US$ 27 on March 31, 2013 and US$ 27 at December 31, 2012. These amounts are considered to be permanently reinvested in the Company’s international business. It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts. If we did determine to repatriate these earnings, there would be methods available to us, each with different tax consequences. There would also be uncertainty as to timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future uncertain events. The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

The deferred balances were as follows:

	Three-month period ended (unaudited)
	March 31, 2013			March 31, 2012
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance at beginning of period	4,058	3,386	672	1,900	5,447	(3,547)
Net income effect	156	(13)	169	229	(50)	279
Cumulative translation adjustment	13	131	35	21	91	(70)
Other comprehensive income	23	—	(130)	(15)	35	(50)
Balance at end of period	4,250	3,504	746	2,135	5,523	(3,388)

There were no changes in tax rates in the countries where we operate. The table below shows the total income tax and social contribution shown in the income:

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Income before tax and social contribution	3,983	4,269
Results of equity investments	(172)	(246)
Exchange variation - not taxable	—	(200)
	3,811	3,823
Income tax and social contribution at statutory rates - 34%	(1,296)	(1,300)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	314	379
Tax incentive	130	90
Results of overseas companies taxed by different rates which differs from the parent company rate	80	296
Reversal of deferred tax	(32)	—
Others	(127)	1
Income tax and social contribution on the profit for the year	(931)	(534)

During the period, there were no changes in tax incentives received by the Company.

21.                               Employee Benefits Obligations

a)                                     Retirement Benefits Obligations

In its 2012 financial statements the Company had announced that it expects to contribute US$ 407 to its pension plan in 2013. Through March 31, 2013 it had contributed US$77. No significant changes are expected in relation to the disbursement estimated.

	Three-month period ended (unaudited)
	March 31, 2013			March 31, 2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	—	33	11	—	7	1
Interest on liabilities	80	91	26	85	45	10
Interest income on assets	(98)	(90)	—	(130)	(39)	—
Interest expense on effect of (asset ceiling) / onerous liability	18	—	—	45	—	—
Total of net cost	—	34	37	—	13	11

(i) The Company has not recorded in its balance sheet the assets and their counterparts arising from actuarial valuation of plan surplus, because there is no clear how to realize the asset.

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Operational expenses	60	167
Cost of goods sold	96	126
Total	156	293

b)                                     Long-Term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the ILP (long-term incentive plan) is the same as presented in the financial statements of December 31, 2012. The total number of shares subject to the Long Term Compensation Plan on March 31, 2013 and December 31, 2012 are 4,543,719 and 4,426,046, the total liability recorded of US$98 and US$87, respectively.

22 -                           Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	March 31, 2013 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total
Financial assets
Current
Cash and cash equivalents	6,042	—	—	6,042
Short-term investments	—	567	—	567
Derivatives at fair value	—	256	—	256
Accounts receivable from customers	6,143	—	—	6,143
Related parties	372	—	—	372
	12,557	823	—	13,380
Non current
Related parties	406	—	—	406
Loans and financing	257	—	—	257
Derivatives at fair value	—	118	—	118
	663	118	—	781
Total of Assets	13,220	941	—	14,161

Financial liabilities
Current
Suppliers and contractors	4,095	—	—	4,095
Derivatives at fair value	—	364	23	387
Current portion of long-term debt	3,250	—	—	3,250
Related parties	194	—	—	194
	7,539	364	23	7,926
Non current
Derivatives at fair value	—	731	7	738
Loans and financing	26,689	—	—	26,689
Related parties	57	—	—	57
Debentures	—	1,840	—	1,840
	26,746	2,571	7	29,324
Total of Liabilities	34,285	2,935	30	37,250

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 25(a).

	December 31, 2012
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Total
Financial assets
Current
Cash and cash equivalents	5,832	—	—	5,832
Short-term investments	—	246	—	246
Derivatives at fair value	—	265	16	281
Accounts receivable from customers	6,795	—	—	6,795
Related parties	384	—	—	384
	13,011	511	16	13,538
Non current
Related parties	408	—	—	408
Loans and financing	246	—	—	246
Derivatives at fair value	—	40	5	45
	654	40	5	699
Total of Assets	13,665	551	21	14,237

Financial liabilities
Current
Suppliers and contractors	4,529	—	—	4,529
Derivatives at fair value	—	346	1	347
Current portion of long-term debt	3,471	—	—	3,471
Related parties	207	—	—	207
	8,207	346	1	8,554
Non current
Derivatives at fair value	—	783	—	783
Loans and financing	26,799	—	—	26,799
Related parties	72	—	—	72
Debentures	—	1,653	—	1,653
	26,871	2,436	—	29,307
Total of Liabilities	35,078	2,782	1	37,861

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 25(a).

23 -                           Fair Value Estimative

The Company considered the same assumptions and calculation methods presented in the financial statements of December 31, 2012, to measure the fair value of assets and liabilities in the period.

The tables below present the assets and liabilities measured at fair value in the period.

	March 31, 2013 (unaudited)			December 31, 2012
	Level 1	Level 2	Total	Total
Financial Assets
Current
Derivatives
Derivatives at fair value through profit or loss	3	253	256	265
Derivatives designated as hedges	—	—	—	16
	3	253	256	281
Available-for-sale

Non-Current
Derivatives
Derivatives at fair value through profit or loss	—	118	118	40
Derivatives designated as hedges	—	—	—	5
	—	118	118	45
Total of Assets	3	371	374	326

Financial Liabilities
Current
Derivatives at fair value through profit or loss	—	364	364	346
Derivatives designated as hedges	—	23	23	1
	—	387	387	347
Non-Current
Derivatives
Derivatives at fair value through profit or loss	—	731	731	783
Derivatives designated as hedges	—	7	7	—
Stockholders’ debentures	—	1,840	1,840	1,653
	—	2,578	2,578	2,436
Total of Liabilities	—	2,965	2,965	2,783

Additionally, we measure our loans and debt securities at market value and compared to the carrying amount. The assumptions and calculation methods applied are also the same as those presented in the financial statements as of December 31, 2012. The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	March 31, 2013 (unaudited)
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	29,569	31,612	24,606	7,006
Perpetual notes (ii)	57	57	—	57

(i) Net interest of US$ 370

(ii) classified on “Related parties” (Non-current liabilities)

(a) No classification according to level 3.

	December 31, 2012
	Balance	Fair value (a)	Level 1	Level 2
Financial liabilities
Loans (long term)(i)	29,845	32,724	25,817	6,907
Perpetual notes (ii)	72	72	—	72

(i) Net interest of US$ 425

(ii) classified on “Related parties” (Non-current liabilities)

(a) No classification according to level 3.

24.                               Stockholders’ Equity

a)             Capital

At March 31, 2013, the capital stock is US$60,578 as of represented below:

	March 31, 2013
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	678,752,292	740,850,726	1,419,603,018
FMP - FGTS	93,278,145	—	93,278,145
PIBB - BNDES	1,921,106	2,859,336	4,780,442
BNDESPar	206,378,881	67,342,071	273,720,952
Foreign institutional investors in the local market	251,342,812	442,520,400	693,863,212
Institutional investors	181,510,919	366,954,770	548,465,689
Retail investors in the country	56,033,800	326,854,611	382,888,411
Treasure stock in the country	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

d)             Treasury stocks

On March 31, 2013, the amount of treasury stocks was US$4,477 as follows:

	December 31,				Acquisition price (US$)				December 31,
Shares (thousands)	2012	Addition	Reduction	March 31, 2013	Average	Low(*)	High	March 31, 2013	2012
Preferred	140,857,692	—	—	140,857,692	18.58	6.95	23.66	18.22	39.58
Common	71,071,482	—	—	71,071,482	17.82	9.94	27.16	18.96	38.50
Total	211,929,174	—	—	211,929,174

e)                                      Basic and diluted earnings per share

The basic and diluted earnings per shares were calculated as follows:

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Net income attributable to the Company’s stockholders	3,109	3,793

Basic and diluted earnings per share:
Income available to preferred stockholders	1,187	1,461
Income available to common stockholders	1,922	2,332
Total	3,109	3,793

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,974,765
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,188,229
Total	5,153,375	5,162,994

Basic and diluted earnings per share
Basic earnings per preferred share	0.60	0.74
Basic earnings per common share	0.60	0.74

f)                                       Remuneration of stockholders

On April 16, 2013 (subsequent event) the board of directors approved the payment of the first installment to shareholders in the total amount of US$2,250, corresponding to US$0.436607084 per common and preferred share, being R$3,661 million (approximately US$1,850) in the form of interest on capital and R$792 million (approximately US$400) as dividends.

25.                               Derivatives

a)             Effects of Derivatives on the balance sheet

	Assets
	March 31, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	213	2	249	1
Eurobonds Swap	—	22	—	39
Pre dollar swap	17	1	16	—
	230	25	265	40
Commodities price risk
Nickel:
Fixed price program	3	—	—	—
Bunker Oil	23	—	—	—
	26	—	—	—
Warrants
SLW Option	—	93	—	—
	—	93	—	—
Embedded derivatives
Derivatives designated as hedge
Strategic Nickel	—	—	13	—
Foreign exchange cash flow hedge	—	—	3	5
	—	—	16	5
Total	256	118	281	45

	Liabilites
	March 31, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	284	668	340	700
Eurobonds Swap	41	—	4	18
Pre dollar swap	—	61	—	63
	325	729	344	781
Commodities price risk
Nickel:
Fixed price program	—	—	2	—
Bunker Oil	39	—	—	—
	39	—	2	—
Embedded derivatives
Gas	—	2	—	2
	—	2	—	2
Derivatives designated as hedge
Bunker Oil Hedge	15	—	1	—
Foreign exchange cash flow hedge	8	7	—	—
	23	7	1	—
Total	387	738	347	783

b)                                     Effects of derivatives in the statement of income

	Three-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement (inflows)/ Outflows		Amount of gain or (loss) recognized in OCI
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	142	208	(82)	(129)	—	—
Eurobonds Swap	(40)	19	5	4	—	—
Treasury future	—	9	—	(3)	—	—
Pre dollar swap	8	12	(5)	(4)	—	—
	110	248	(82)	(132)	—	—
Commodities price risk
Nickel
Fixed price program	1	(4)	3	6	—	—
Bunker Oil Hedge	(15)	—	(1)	(4)	—	—
	(14)	(4)	2	2	—	—
Warrants
SLW Options	(7)	—	—	—	—	—
	(7)	—	—	—	—	—
Derivatives designated as hedge
Bunker Oil Hedge	—	—	—	—	(13)	—
Strategic Nickel	13	52	(13)	(52)	(13)	(43)
Foreign exchange cash flow hedge	4	—	(4)	—	(14)	52
	17	52	(17)	(52)	(40)	9
Total	106	296	(97)	(182)	(40)	9

Financial income	179	301	(106)	(191)
Financial (expenses)	(73)	(5)	9	9
Total	106	296	(97)	(182)

Additional information on derivative financial instruments

i.                                         Methodology for calculating the value at risk of the positions

The assumptions in the calculation methodology and parameters of the contracts presented in the financial statements of December 31, 2012 have not changed in the period.

ii.                                     Market yield curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used. The derivatives prices for March 31, 2013 were calculated using March 28 market data as March 31 was not a business day for these instruments and do not present available market data.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	16.540,00	SEP13	16.725,50	MAR14	16.839,72
APR13	16.614,83	OCT13	16.746,17	MAR15	17.031,20
MAY13	16.639,11	NOV13	16.766,14	MAR16	17.203,65
JUN13	16.662,64	DEC13	16.786,64	MAR17	17.312,18
JUL13	16.685,05	JAN14	16.804,25
AUG13	16.705,14	FEB14	16.820,07

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3,41	SEP13	3,43	MAR14	3,46
APR13	3,41	OCT13	3,44	MAR15	3,50
MAY13	3,42	NOV13	3,44	MAR16	3,53
JUN13	3,42	DEC13	3,45	MAR17	3,56
JUL13	3,43	JAN14	3,45
AUG13	3,43	FEB14	3,45

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	635,00	SEP13	625,21	MAR14	616,39
APR13	632,99	OCT13	623,58	MAR15	599,05
MAY13	631,16	NOV13	621,90	MAR16	583,32
JUN13	629,93	DEC13	620,44	MAR17	571,31
JUL13	628,17	JAN14	618,94
AUG13	626,79	FEB14	617,43

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/13	3,79	07/01/15	2,03	01/02/18	2,85
06/03/13	2,63	10/01/15	2,08	04/02/18	2,93
07/01/13	2,27	01/04/16	2,15	07/02/18	3,00
10/01/13	1,87	04/01/16	2,23	10/01/18	3,06
01/02/14	1,81	07/01/16	2,30	01/02/19	3,15
04/01/14	1,82	10/03/16	2,37	04/01/19	3,23
07/01/14	1,84	01/02/17	2,50	07/01/19	3,30
10/01/14	1,89	04/03/17	2,58	10/01/19	3,39
01/02/15	1,94	07/03/17	2,70	01/02/20	3,45
04/01/15	1,99	10/02/17	2,76	01/04/21	3,70

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0,21	US$6M	0,33	US$11M	0,35
US$2M	0,25	US$7M	0,33	US$12M	0,35
US$3M	0,28	US$8M	0,34	US$2Y	0,42
US$4M	0,31	US$9M	0,34	US$3Y	0,54
US$5M	0,32	US$10M	0,35	US$4Y	0,73

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/13	5,00	07/01/15	5,00	01/02/18	5,00
06/03/13	5,00	10/01/15	5,00	04/02/18	5,00
07/01/13	5,00	01/04/16	5,00	07/02/18	5,00
10/01/13	5,00	04/01/16	5,00	10/01/18	5,00
01/02/14	5,00	07/01/16	5,00	01/02/19	5,00
04/01/14	5,00	10/03/16	5,00	04/01/19	5,00
07/01/14	5,00	01/02/17	5,00	07/01/19	5,00
10/01/14	5,00	04/03/17	5,00	10/01/19	5,00
01/02/15	5,00	07/03/17	5,00	01/02/20	5,00
04/01/15	5,00	10/02/17	5,00	01/04/21	5,00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/13	7,03	07/01/15	8,80	01/02/18	9,60
06/03/13	7,06	10/01/15	8,93	04/02/18	9,64
07/01/13	7,15	01/04/16	9,03	07/02/18	9,68
10/01/13	7,49	04/01/16	9,12	10/01/18	9,71
01/02/14	7,77	07/01/16	9,24	01/02/19	9,74
04/01/14	7,93	10/03/16	9,32	04/01/19	9,77
07/01/14	8,13	01/02/17	9,39	07/01/19	9,80
10/01/14	8,32	04/03/17	9,44	10/01/19	9,83
01/02/15	8,49	07/03/17	9,48	01/02/20	9,86
04/01/15	8,64	10/02/17	9,55	01/04/21	9,99

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0,06	EUR6M	0,32	EUR11M	0,40
EUR2M	0,10	EUR7M	0,34	EUR12M	0,41
EUR3M	0,14	EUR8M	0,36	EUR2Y	0,50
EUR4M	0,23	EUR9M	0,38	EUR3Y	0,61
EUR5M	0,28	EUR10M	0,39	EUR4Y	0,76

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1,05	CAD6M	1,24	CAD11M	1,27
CAD2M	1,13	CAD7M	1,25	CAD12M	1,28
CAD3M	1,19	CAD8M	1,26	CAD2Y	1,33
CAD4M	1,22	CAD9M	1,26	CAD3Y	1,46
CAD5M	1,23	CAD10M	1,27	CAD4Y	1,60

Currencies - Ending rates

CAD/US$	0,9841	US$/BRL	2,0138	EUR/US$	1,2822

iii.	Sensitivity Analysis on Derivatives from Parent Company

We present below the sensitivity analysis for all derivatives outstanding positions as of March 31, 2013 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•	Fair Value: the fair value of the instruments as at March 28 , 2013;
•

Scenario I: unfavorable change of 25% - Potential losses considering a stress factor of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•

Scenario II: favorable change of 25% - Potential profits considering a stress factor of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•

Scenario III: unfavorable change of 50% - Potential losses considering a stress factor of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•

Scenario IV: favorable change of 50% - Potential profits considering a stress factor of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(384)	(1.148)	1.148	(2.297)	2.297
		USD interest rate inside Brazil variation		(41)	39	(83)	77
		Brazilian interest rate fluctuation		(9)	9	(20)	17
		USD Libor variation		(0)	0	(1)	1
	CDI vs. USD floating rate swap	USD/BRL fluctuation	(39)	(64)	64	(128)	128
		Brazilian interest rate fluctuation		(0,2)	0,2	(0,5)	0,5
		USD Libor variation		(0,06)	0,06	(0,13)	0,13
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	(270)	(706)	706	(1.412)	1.412
		USD interest rate inside Brazil variation		(57)	54	(117)	105
		Brazilian interest rate fluctuation		(152)	170	(289)	360
		TJLP interest rate fluctuation		(96)	95	(194)	190
		USD Libor variation		0	0	0	0
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	(42)	(80)	80	(160)	160
		USD interest rate inside Brazil variation		(7)	6	(15)	13
		Brazilian interest rate fluctuation		(16)	18	(31)	39
		TJLP interest rate fluctuation		(10)	10	(21)	21
		USD Libor variation		(3)	3	(6)	6
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation	(45)	(101)	101	(203)	203
		USD interest rate inside Brazil variation		(6)	6	(12)	11
		Brazilian interest rate fluctuation		(18)	19	(34)	41
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	(18)	4	(4)	9	(9)
		EUR/USD fluctuation		(359)	359	(717)	717
		EUR Libor variation		(24)	26	(47)	54
		USD Libor variation		(29)	27	(61)	51
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	359	(359)	717	(717)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	USD/BRL fluctuation	(15)	4	(4)	8	(8)
		CAD/USD fluctuation		(309)	309	(619)	619
		CAD Libor variation		(4)	5	(9)	9
		USD Libor variation		(1)	1	(3)	3
	Protected Items - Disbursement in Canadian dollars	CAD/USD fluctuation	n.a.	309	(309)	619	(619)

Sensitivity analysis - Commodity Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	0,2	(0,7)	0,7	(1,5)	1,5
		Libor USD fluctuation		0	0	0	0
		USD/BRL fluctuation		(0,0)	0,0	(0,1)	0,1
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	0,7	(0,7)	1	(1)

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation	(1,5)	(10)	10	(20)	20
		Libor USD fluctuation		(0,01)	0,01	(0,02)	0,02
		USD/BRL fluctuation		(0)	0	(1)	1
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	10	(10)	20	(20)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	0,2	(0,7)	0,7	(1,4)	1,4
		Libor USD fluctuation		0	0	0	0
		BRL/USD fluctuation		(0,1)	0,1	0,1	(0,1)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	0,7	(0,7)	1	(1)

Bunker Oil Purchase Protection Program	Bunker Oil forward and Options	Bunker Oil price fluctuation	(15)	(513)	521	(1.062)	1.070
		Libor USD fluctuation		(0)	0	(1)	1
		USD/BRL fluctuation		(4)	4	(8)	8
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	513	(521)	1.062	(1.070)

Bunker Oil Hedge Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(13)	(219)	219	(437)	437
		Libor USD fluctuation		(0,3)	0,3	(0,5)	0,5
		USD/BRL fluctuation		(3)	3	(5)	5
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	219	(219)	437	(437)

Sell of part of future gold production (subproduct) from Vale	10 million of SLW warrants	SLW stock price fluctuation	93	(36)	41	(66)	85
		Libor USD fluctuation		(3)	3	(6)	6
		BRL/USD fluctuation		(23)	23	47	(47)
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	36	(41)	66	(85)

Sensitivity analysis - Embedded Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(0,8)	(11)	11	(21)	21
		BRL/USD fluctuation		(0,4)	0,4	(0,9)	0,9

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	(1,3)	(15)	15	(30)	30
		BRL/USD fluctuation		(0,8)	0,8	(1,5)	1,5

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(2,6)	(4)	2	(10)	2
		BRL/USD fluctuation		(0,6)	0,6	(1,3)	1,3

Sensitivity analysis - Debt and Cash Investments	Amounts in US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(4.718)	4.718	(9.436)	9.436
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(1.432)	1.432	(2.864)	2.864
Cash Investments	Cash denominated in EUR	EUR/BRL fluctuation	(5)	5	(9)	9
Cash Investments	Cash denominated in CAD	CAD/BRL fluctuation	(17)	17	(33)	33
Cash Investments	Cash denominated in GBP	GBP/BRL fluctuation	(1)	1	(3)	3
Cash Investments	Cash denominated in AUD	AUD/BRL fluctuation	(24)	24	(47)	47
Cash Investments	Cash denominated in Other Currencies	Other Currencies fluctuation	(25)	25	(49)	49

26 -         Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)            Results by segment

	Consolidated
	Three-month period ended (unaudited)
	March 31, 2013
	Bulk Materials	Base Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	15,739,828	3,674,001	1,438,126	571,948	377,062	21,800,965
Cost and expenses	(6,931,952)	(2,297,650)	(1,273,367)	(599,609)	(327,243)	(11,429,821)
Depreciation, depletion and amortization	(827,313)	(928,935)	(238,172)	(77,959)	(21,398)	(2,093,777)
	7,980,563	447,416	(73,413)	(105,620)	28,421	8,277,367

Financial results	(609,647)	94,045	(15,395)	(35,001)	(100,005)	(666,003)
Equity results from associates	330,258	(5,896)	—	33,502	(16,325)	341,539
Income tax and social contribution	(1,792,832)	(50,358)	3,861	(9,432)	(17,589)	(1,866,350)
Net income of the period	5,908,342	485,207	(84,947)	(116,551)	(105,498)	6,086,553

Net income (loss) attributable to non-controlling interests	(47,729)	(56,111)	10,887	—	(21,125)	(114,078)
Income attributable to the company’s stockholders	5,956,071	541,318	(95,834)	(116,551)	(84,373)	6,200,631

Sales classified by geographic area:
America, except United States	367,392	619,691	21,983	—	—	1,009,066
United States of America	6,297	574,476	—	—	50,811	631,584
Europe	2,820,821	1,237,426	66,260	—	20	4,124,527
Middle East/Africa/Oceania	864,993	34,526	14,732	—	295	914,546
Japan	723,373	270,704	—	—	—	994,077
China	8,350,657	499,434	—	—	—	8,850,091
Asia, except Japan and China	1,149,254	430,429	25,724	—	18	1,605,425
Brazil	1,457,041	7,315	1,309,427	571,948	325,918	3,671,649
Net revenue	15,739,828	3,674,001	1,438,126	571,948	377,062	21,800,965

	Three-month period ended (unaudited)
	March 31, 2012
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	8,575	1,775	780	336	86	11,552
Cost and expenses	(3,929)	(1,455)	(626)	(345)	(291)	(6,646)
Depreciation, depletion and amortization	(464)	(374)	(109)	(64)	(2)	(1,013)
	4,182	(54)	45	(73)	(207)	3,893

Financial results	135	—	4	(9)	—	130
Equity results from associates	248	34	—	30	(66)	246
Income tax and social contribution	(490)	(15)	(9)	(19)	(1)	(534)
Net income of the period	4,075	(35)	40	(71)	(274)	3,735

Net income (loss) attributable to non-controlling interests	14	59	(18)	—	3	58
Income attributable to the company’s stockholders	4,089	24	22	(71)	(271)	3,793

Sales classified by geographic area:
America, except United States	184	254	13	36	11	498
United States of America	29	356	22	—	1	408
Europe	1,362	475	44	—	13	1,894
Middle East/Africa/Oceania	322	52	—	—	—	374
Japan	1,183	150	—	—	2	1,335
China	3,878	156	—	—	—	4,034
Asia, except Japan and China	662	263	16	—	2	943
Brazil	955	69	685	300	57	2,066
Net revenue	8,575	1,775	780	336	86	11,552

	March 31, 2013 (unaudited)
	Net revenues	Cost	Expenses	Research and Development	Pre Operating and Idle Capacity	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	6,139	(1,961)	(347)	(61)	(50)	3,720	(299)	3,421	39,833	1,765	101
Pellets	1,409	(461)	—	(3)	(36)	909	(39)	870	2,087	70	1,269
Ferroalloys and manganese	117	(76)	(23)	—	—	18	(5)	13	253	11	—
Coal	211	(261)	(155)	(10)	(11)	(226)	(42)	(268)	3,831	120	296
Others ferrous products and services	19	(49)	20	—	—	(10)	(28)	(38)	—	—	—
	7,895	(2,808)	(505)	(74)	(97)	4,411	(413)	3,998	46,004	1,966	1,666
Base Metals
Nickel and other products (b)	1,581	(861)	(49)	(47)	(190)	434	(421)	13	29,613	769	23
Copper (c)	261	(198)	(29)	(13)	(2)	19	(42)	(23)	4,616	184	249
Others	—	—	244	—	—	244	—	244	—	—	—
Aluminum products	—	—	—	—	—	—	—	—	—	—	2,058
	1,842	(1,059)	166	(60)	(192)	697	(463)	234	34,229	953	2,330
Fertilizers
Potash	51	(28)	3	(1)	(7)	18	(19)	(1)	2,275	219	—
Phosphates	482	(382)	(57)	(3)	(13)	27	(72)	(45)	7,734	75	—
Nitrogen	171	(144)	(1)	(2)	(2)	22	(28)	(6)	—	—	—
Others fertilizers products	17	—	—	(2)	—	15	—	15	333	—	—
	721	(554)	(55)	(8)	(22)	82	(119)	(37)	10,342	294	—

General Cargo	288	(254)	(44)	(4)	—	(14)	(40)	(54)	3,277	205	705
Others	189	(118)	(15)	(30)	—	26	(11)	15	2,076	129	1,701
	10,935	(4,793)	(453)	(176)	(311)	5,202	(1,046)	4,156	95,928	3,547	6,402

(a) The cost of Iron ore includes US$600 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

	March 31, 2012 (unaudited)
	Net revenues	Cost	Expenses	Research and Development	Pre Operating and Idle Capacity	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	6,392	(2,104)	(371)	(120)	—	3,797	(331)	3,466	36,229	1,678	114
Pellets	1,642	(723)	—	—	(72)	847	(55)	792	2,107	97	1,129
Ferroalloys and manganese	152	(133)	(9)	—	—	10	(19)	(9)	343	—	—
Coal	389	(307)	(64)	(19)	(7)	(8)	(59)	(67)	4,582	108	254
	8,575	(3,267)	(444)	(139)	(79)	4,646	(464)	4,182	43,261	1,883	1,497
Base Metals
Nickel and other products (b)	1,555	(936)	(81)	(63)	(162)	313	(355)	(42)	31,988	552	13
Copper (c)	220	(173)	(4)	(33)	(3)	7	(19)	(12)	4,464	235	234
Others	—	—	—	—	—	—	—		—	—	3,583
	1,775	(1,109)	(85)	(96)	(165)	320	(374)	(54)	36,452	787	3,830
Fertilizers
Potash	66	(37)	(4)	(11)	—	14	(6)	8	2,220	20	—
Phosphates	530	(371)	(9)	(4)	(25)	121	(74)	47	7,426	73	—
Nitrogen	168	(149)	(16)	—	—	3	(29)	(26)	894	7	—
Others fertilizers products	16	—	—	—	—	16	—	16	367	1	—
	780	(557)	(29)	(15)	(25)	154	(109)	45	10,907	101	—

General Cargo	336	(290)	(54)	(1)	—	(9)	(64)	(73)	2,963	66	706
Others	86	(51)	(192)	(48)	—	(205)	(2)	(207)	2,110	124	2,581
	11,552	(5,274)	(804)	(299)	(269)	4,906	(1,013)	3,893	95,693	2,961	8,614

(a) The cost of Iron ore includes US$ 483 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

27 -         Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (Income), net

The costs of goods sold and services rendered

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Personnel	786	828
Material	959	1,014
Fuel oil and gas	461	483
Outsourcing services	868	1,096
Energy	160	217
Acquisition of products	284	398
Depreciation and depletion	927	871
Freight	603	498
Royalties	113	136
Others	559	604
Total	5,720	6,145

Selling and administrative expenses

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Personnel	154	201
Services (consulting, infrastructure and others)	72	109
Advertising and publicity	7	11
Depreciation	54	55
Travel expenses	5	19
Taxes and rents	9	8
Others	35	74
Sales	38	52
Total	374	529

Others operational expenses (incomes), net, including research and development

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Provision for loss with taxes credits (ICMS)	15	19
Provision for variable remuneration	60	170
Provision for disposal of materials/inventories	142	21
Pre operational, plant stoppages and idle capacity	375	319
Goldstream transaction	(244)	—
Research and development	176	299
Others	161	157
Total	685	985

28 -         Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a byproduct of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a byproduct of the Sudbury nickel mines.

We received up-front cash proceeds of US$1.9 billion, plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value is US$ 100. The amount of US$1,330 was received for the Salobo transaction and US$ 570 plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of:  a) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1st thereafter; and b) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 and was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction in the three-month period ended March 31, 2013, was estimated at US$ 1,419 and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW.

Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on our best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

29 -         Financial result

The financial results, by nature, are as follows:

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Financial expenses
Interest	(333)	(338)
Labor, tax and civil contingencies	(17)	(36)
Derivatives	(73)	(5)
Monetary and exchange rate variation (a)	(297)	(129)
Stockholders’ debentures	(172)	(104)
Financial taxes	(14)	(18)
Others	(68)	(117)
	(974)	(747)
Financial income
Related parties
Short-term investments
Derivatives	179	301
Monetary and exchange rate variation (b)	379	457
Others	71	119
	629	877
Financial results, net	(345)	130

Summary of Monetary and exchange rate
Cash and cash equivalents	—	32
Loans and financing	300	402
Related parties	3	(11)
Others	(221)	(95)
Net (a + b)	82	328

30.          Commitments

a)         Nickel project — New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below. In connection with the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with the Girardin Act lease financing.  Consistent with our commitments, the assets were substantially complete as of December 31, 2012. We also committed that assets associated with the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remains consistent with our current plans. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded US$4.6 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)         Nickel Plant — Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk ( PTVI), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (CoW). During the process, the government identified the following points for renegotiation: (1) size of the CoW area; (2) term and form of CoW extension; (3) financial obligations (royalties and taxes); (4) domestic processing and refining; (5) mandatory divestment; and (6) priority use of domestic goods and services.  Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)         Nickel Plant - Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited and the Province of Newfoundland and Labrador entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs the development and operation of the Voisey’s Bay project.  Under the amendment, the Company has obtained additional time to complete the construction of the Long Harbour Processing Plant and reaffirmed its commitment to construct an underground mine at Voisey’s Bay, subject to certain terms and conditions.   To maintain operational continuity at the Voisey’s Bay mine pending the completion of the construction and ramp-up of the Long Harbour Processing Plant, the Province has agreed to exempt an additional 84,000 tonnes of nickel-in-concentrate from the requirement to complete primary processing in the province, over and above the previous 440,000 limit.  These exports may take place between 2013 and 2015.   Additionally, during this period, if Vale Canada imports up to 15,000 tonnes of nickel-in-matte for early stage processing at the Long Harbour Processing Plant, then Vale Canada may be permitted a further exemption from the primary processing requirements, on a tonne-for-tonne basis.   Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year.  In addition, Vale will build up a contingent liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met.

In the course of our operations we have provided letters of credit and guarantees in the amount of US$822 million that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d)         Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On March 31, 2013 and December 31, 2012 the value of the debentures at fair value totaled US$1,845 and US$1,653, respectively. The Company paid on April 2013 (subsequent event) the amount of US$7 as semi-annual compensation.

e)         Operating lease

The contractual basis of signed leases has not changed in the period.

f)          Concession Contracts and Sub-concession

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

g)         Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate North Energy from BNDES, Caixa Economica Federal and Banco BTG Pactual. On 31 March 2013 the amount guaranteed by Vale was US$233.

31 -         Related parties

The bases of transactions with relational remain the same as those disclosed in the financial statements of December 31, 2012. The balances of related party transactions and their effects on the financial statements may be identified as follows:

	March 31, 2013 (unaudited)				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
	Customers	Related parties	Suppliers	Related parties	Customers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	5	10	34	—	5	10	28	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	4	34	—	—	—	33
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	2	7	1	—	2	—	10	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	1	2	1	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	5	160	2	—	1	174
Minas da Serra Geral S.A.	11	—	10	—	—	—	8	—
Mineração Rio do Norte S.A.	—	19	—	—	—	—	—	—
Mitsui Co.	4	—	31	—	22	—	45	—
MRS Logistica S.A.	8	33	—	57	9	35	—	72
Norsk Hydro ASA	—	394	—	—	—	405	—	—
Samarco Mineração S.A.	25	182	—	—	33	180	—	—
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (*)	—	—	23	—	—	—	46	—
Others	19	131	3	—	61	162	8	—
Total	75	778	112	251	134	792	146	279

Current	75	372	112	194	134	384	146	207
Non-current	—	406	—	57	—	408	—	72
Total	75	778	112	251	134	792	146	279

	Three-month period ended (unaudited)
	Income		Cost/ expense
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Baovale Mineração S.A.	—	—	6	6
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	4	51
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	149	1	108
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	4	7
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	5	19
Log-in S.A.	—	—	1	—
Mitsui & Co Ltd	27	—	—	10
MRS Logistica S.A.	2	4	144	180
Samarco Mineração S.A.	78	97	—	—
Others	43	3	30	—
Total	150	253	195	381

Remuneration of key management personnel:

	Three-month period ended (unaudited)
	March 31, 2013	March 31, 2012
Short-term benefits:	15	19
Wages or pro-labor	3	2
Direct and indirect benefits	3	6
Bonus	9	11

Long-term benefits:	1	7
Based on stock	1	7

Termination of position	—	3
	16	29

32 -      Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Fuminobu Kawashima	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Antonio Henrique Pinheiro Silveira
Nelson Henrique Barbosa Filho	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Alternate
Robson Rocha	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate	Valeriano Gomes

Caio Marcelo de Medeiros Melo	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Murilo Pinto de Oliveira Ferreira
Francisco Ferreira Alexandre	Chief Executive Officer
Hajime Tonoki
Hayton Jurema da Rocha	Vânia Lucia Chaves Somavilla
Luiz Carlos de Freitas Luiz Maurício Leuzinger	Executive Officer (Human Resources, Health and Safety, Sustainability, Energy and Corporate Affairs)
Marco Geovanne Tobias da Silva
Sandro Kohler Marcondes	Luciano Siani Pires
Chief Financial Officer and Executive Director for Investor Relations
Advisory Committees of the Board of Directors
Roger Allan Downey
Controlling Committee	Executive Officer (Fertilizer and Coal Operations and Marketing)
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	José Carlos Martins
Paulo Roberto Ferreira de Medeiros	Executive Officer (Ferrous Minerals Operations and Marketing)

Executive Development Committee	Galib Abrahão Chaim
Laura Bedeschi Rego de Mattos	Executive Officer (Implementation of Capital Projects)
Luiz Maurício Leuzinger
Marcel Juviniano Barros	Humberto Ramos de Freitas
Oscar Augusto de Camargo Filho	Executive Officer (Logistics and Mineral Exploration)

Strategic Committee	Gerd Peter Poppinga
Murilo Pinto de Oliveira Ferreira Dan Antônio Marinho Conrado	Executive Officer (Base Metals Operations, Marketing and Information Technology)
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior	Marcelo Botelho Rodrigues
Oscar Augusto de Camargo Filho	Global Controller Director

Finance Committee	Marcus Vinicius Dias Severini
Luciano Siani Pires	Chief Officer of Accounting and Control Department
Eduardo de Oliveira Rodrigues Filho
Luciana Freitas Rodrigues	Vera Lucia de Almeida Pereira Elias
Luiz Maurício Leuzinger	Chief Accountant
CRC-RJ - 043059/O-8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 24, 2013		Roberto Castello Branco
Director of Investor Relations